UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*
Insightful Corporation

(Name of Issuer)
Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)
576798-10-2

(CUSIP Number)
Samuel Meshberg
118 Via Palacio
Palm Beach Gardens, FL 33418-6202
(561) 630-5777
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 18, 2008

Date of Event Which Requires Filing of This Statement
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	576798-10-2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samuel Meshberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		2,090,470

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		907,443

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,090,470

WITH	10	SHARED DISPOSITIVE POWER

		907,443

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

	2,997,913

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.0%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	576798-10-2
     The Schedule 13D dated November 18, 1993, as amended, of Samuel Meshberg (the “Reporting Person”) is hereby amended as set forth below.
     The information in this Amendment No. 13 is supplemental and is not a complete restatement of the text of Schedule 13D. This Amendment No. 13 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, Amendments Nos. 1 through 12 of this Schedule 13D.
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 of this Schedule 13D is amended as follows:
     On June 18, 2008, Insightful Corporation (“Insightful”), TIBCO Software Inc. (“TIBCO”) and Mineral Acquisition Corporation, a wholly owned subsidiary of TIBCO (“Acquisition Sub”), announced the execution of an Agreement and Plan of Merger (the “Merger Agreement”) under which Acquisition Sub will be merged with and into Insightful, with Insightful surviving the merger as a wholly owned subsidiary of TIBCO (the “Merger”). Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a voting agreement with TIBCO and has agreed to vote his shares of Insightful common stock in favor of the Merger and against any proposal made in opposition to the Merger. Concurrently with the execution of this Agreement, the Reporting Person agreed to deliver to TIBCO an irrevocable proxy.
     As previously reported by Insightful, on February 5, 2008, the Reporting Person resigned his position as non-executive chairman of the board of directors. Accordingly, the Reporting Person did not participate in the negotiation or consideration of the terms of the Merger by Insightful’s board of directors.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     The terms of the voting agreement are set forth in Exhibit 99.1 hereto and incorporated by reference herein.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
99.1	Voting Agreement, dated as of June 18, 2008, by and between TIBCO Software Inc. and Samuel P. Meshberg.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2008	/s/ Samuel R. Meshberg Name: Samuel R. Meshberg
Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)